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Dataram Contact:                   Investor Contact:
Mark Maddocks,                     Tim Curtiss, Wall Street Investor
Chief Financial Officer            Relations Corp.
609-799-0071                       216-831-6532
info@dataram.com                   tcurtiss@WallStreetIR.com


             DATARAM REPORTS 60% EARNINGS INCREASE,
               43% SALES GROWTH IN FOURTH QUARTER

 . Company Reports 39% Increase in Annual Earnings over Previous Year . Major Expansion Commenced, New European Center Opened

     PRINCETON, NJ, May 24, 2000 -- Dataram Corporation (NASDAQ: DRAM) today reported its financial results for its fiscal fourth quarter ended April 30, 2000. The Company reported net earnings of $2,409,000, or $0.24 per diluted share, compared to $1,506,000, or $0.16 per diluted share, for the same period of the previous year. Revenues for the quarter were $32.9 million, an increase of 43% over the prior year's fourth quarter level of $22.9 million. Volume, measured in gigabytes shipped, increased 70% in the fourth quarter, compared to the prior year period. Net earnings for the year ended April 30, 2000 were $7,846,000, or $0.81 per diluted share, an increase of 39% over prior year earnings of $5,635,000, or $0.60 per diluted share. Revenues for the year were $109.2 million, up 44% compared to $75.9 million in the previous fiscal year.

In thousands, except        Three Months ended      Twelve Months ended
 per share amounts              April 30,                 April 30,
                                              %                         %
                            2000     1999   Gain      2000     1999   Gain
                            ____     ____   ____      ____     ____   ____

Revenues                 $32,874  $22,919    43%  $109,152  $75,853    44%
Earnings from Operations  $3,748   $2,325    61%   $12,183   $8,558    42%

Net Earnings              $2,409   $1,506    60%    $7,846   $5,635    39%

Diluted EPS                $0.24    $0.16    50%     $0.81    $0.60    35%

Shares Outstanding
(diluted)                  9,864    9,272            9,727    9,349

                                    - more -




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"We have continued to grow rapidly," said Robert Tarantino, chairman and CEO of Dataram. "This is our tenth consecutive quarter of delivering increased year-over-year bottom line results. We are experiencing a surge in volume, which reflects potent fundamental trends and the success of our strategy. Internet infrastructure development and increasing corporate network capacity are driving significant demand increases for servers. The growing availability of broadband communications services requires carriers and customers to increase memory capacity in these servers. These trends show no signs of slowing. Our advanced memory enables customers to maximize the performance of their systems."

At the end of the fourth quarter, Dataram commenced production on a new assembly line at its manufacturing facility. This expansion will ensure that the Company can continue to meet the requirements of its high-growth customers. Also, in March, a new sales and marketing center in London was established. This office will support increased coverage of European customers.

"Our business experienced a strong quarter, with record revenues, earnings, shipments and cash flow," noted Mark Maddocks, CFO. "Operating margins were solid, during a period of significant memory chip price volatility. As we enter our fiscal 2001 first quarter, we are encouraged by the strong demand we see for our products."

Dataram will conduct a conference call at 11:00 AM, EDT on Wednesday, May 24 to provide further insights regarding its financial results and to respond to investor questions. Interested shareholders may participate in the call by dialing 888-869-0374 approximately 10 minutes before the call is scheduled to begin and asking to be connected to the Dataram conference call. A recorded replay of the call will be available from 1:00 PM on May 24 to 9:00 PM on May 25. Listeners may dial 800-252-6030 (402-220-2491 for international callers) and use the code 6202506 for the replay. The call will also be available on Vcall at www.vcall.com.

Dataram Corporation is a leading provider of gigabyte memory upgrades for network servers. The Company specializes in the manufacture of large capacity memory for Compaq, Hewlett-Packard, IBM, Intel, Silicon Graphics and Sun Microsystems computers. Dataram, headquartered in Princeton, New Jersey, is celebrating its 34th year in the computer industry. Additional information is available on the Internet at www.dataram.com.

                           Financial Tables to Follo


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
                       DATARAM CORPORATION AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF EARNINGS
                     (in thousands, except per share amounts)

                                Three Months Ended        Twelve Months Ended
                             4/30/2000     4/30/1999      4/30/2000     4/30/1999
                             _________     _________      _________     _________
Revenues                   $    32,874     $  22,919      $ 109,152     $  75,853

Costs and expenses:
      Cost of sales             25,065        17,579         81,877        54,814
      Engineering, selling,
        general and admin.       4,061         3,015         15,092        12,481
                             _________     _________      _________     _________
                                29,126        20,594         96,969        67,295

Earnings from operations         3,748         2,325         12,183         8,558

Interest income, net               143            74            491           436
                             _________     _________      _________     _________

Earnings before income
  taxes                          3,891         2,399         12,674         8,994
Income taxes                     1,482           893          4,828         3,359
                             _________     _________      _________     _________
Net earnings                     2,409          1506          7,846         5,635
                             =========     =========      =========     =========

Net earnings per common share:
     Basic                   $     .29     $     .19      $     .99     $     .69
                             =========     =========      =========     =========
     Diluted                 $     .24     $     .16      $     .81     $     .60
                             =========     =========      =========     =========


Weighted average number of
common shares outstanding:
     Basic                       8,218         7,953          7,953         8,182
                             =========     =========      =========     =========
     Diluted                     9,864         9,272          9,727         9,349
                             =========     =========      =========     =========




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                       DATARAM CORPORATION AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                                  (in thousands)


                                     April 30, 2000     April 30, 1999
                                     ______________     ______________
ASSETS
Current assets:
Cash and cash equivalents            $       13,650     $        8,093
Trade receivables, net                       16,241             12,016
 Inventories                                  4,651              3,290
 Other current assets                           585                475
                                     ______________     ______________
 Total current assets                        35,127             23,874

Property and equipment, net                   5,007              3,491

Other assets                                     17                  9
                                     ______________     ______________

                                     $       40,151     $       27,374
                                     ==============     ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                     $        9,538     $        4,344
Accrued liabilities                           2,878              2,092
                                     ______________     ______________
Total current liabilities                    12,416              6,436

Deferred income taxes                           841                919

Stockholders' equity                         26,894             20,019
                                     ______________     ______________
                                     $       40,151     $       27,374
                                     ==============     ==============

The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems for workstations and servers, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov

                                    ###